UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Radcom Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share

(Title of Class of Securities)

M81865111

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81865111	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Dov Yelin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,629,243 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,629,243 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,243 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.68% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	Based on 13,943,656 Ordinary Shares outstanding as of December 31, 2020 (as reported on Bloomberg LP).

CUSIP No. M81865111	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Yair Lapidot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,629,243 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,629,243 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,243 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.68% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	Based on 13,943,656 Ordinary Shares outstanding as of December 31, 2020 (as reported on Bloomberg LP).

CUSIP No. M81865111	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Yelin Lapidot Holdings Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,629,243 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,629,243 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,243 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.68% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	Based on 13,943,656 Ordinary Shares outstanding as of December 31, 2020 (as reported on Bloomberg LP).

CUSIP No. M81865111	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Yelin Lapidot Mutual Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 781,250 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 781,250 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,250 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.60% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	Based on 13,943,656 Ordinary Shares outstanding as of December 31, 2020 (as reported on Bloomberg LP).

CUSIP No. M81865111	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Yelin Lapidot Provident Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 847,993 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 847,993 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,993 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.08% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	Based on 13,943,656 Ordinary Shares outstanding as of December 31, 2020 (as reported on Bloomberg LP).

CUSIP No. M81865111	13G	Page 7 of 11 Pages

Item 1.	(a)	Name of Issuer:

Radcom Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel

Item 2.	(a)	Name of Person Filing:

Dov Yelin

Yair Lapidot

Yelin Lapidot Holdings Management Ltd.

Yelin Lapidot Mutual Funds Management Ltd.

Yelin Lapidot Provident Funds Management Ltd.

(b)	Address of Principal Business Office:

Dov Yelin – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yair Lapidot – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yelin Lapidot Holdings Management Ltd. – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yelin Lapidot Mutual Funds Management Ltd. – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yelin Lapidot Provident Funds Management Ltd. – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

(c)	Citizenship or Place of Incorporation:

Dov Yelin – Israel

Yair Lapidot – Israel

Yelin Lapidot Holdings Management Ltd. – Israel

Yelin Lapidot Mutual Funds Management Ltd. – Israel

Yelin Lapidot Provident Funds Management Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.20 par value per share

(e)	CUSIP Number:

M81865111

CUSIP No. M81865111	13G	Page 8 of 11 Pages

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

On December 31, 2020, the securities reported herein were beneficially owned as follows:

●	781,250 Ordinary Shares (representing 5.60% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.

●	847,993 Ordinary Shares (representing 6.08% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd.

The securities reported herein are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be. This Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

CUSIP No. M81865111	13G	Page 9 of 11 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M81865111	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2021

Dov Yelin

/s/ Dov Yelin
By: Dov Yelin

Yair Lapidot

/s/ Yair Lapidot
By: Yair Lapidot

Yelin Lapidot Holdings Management Ltd.

/s/ Dov Yelin
By: Dov Yelin
Title: Joint Chief Executive Officer

Yelin Lapidot Mutual Funds Management Ltd.

/s/ Asaf Eldar
By: Asaf Eldar
Title: Chief Executive Officer

Yelin Lapidot Provident Funds Management Ltd.

/s/ Dov Yelin
By: Dov Yelin
Title: Chairman

CUSIP No. M81865111	13G	Page 11 of 11 Pages

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement filed by and among the Reporting Persons, dated as of February 7, 2017 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on February 8, 2017).